UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission File Number	Exact name of Registrant as specified in its charter, Address of principal executive offices and Telephone Number	State of incorporation	I.R.S. Employer Identification Number
001-35979	HD SUPPLY HOLDINGS, INC. 3100 Cumberland Boulevard, Suite 1480 Atlanta, Georgia 30339 (770) 852-9000	Delaware	26-0486780
333-159809	HD SUPPLY, INC. 3100 Cumberland Boulevard, Suite 1480 Atlanta, Georgia 30339 (770) 852-9000	Delaware	75-2007383

Dan S. McDevitt

General Counsel and Corporate Secretary

HD Supply Holdings, Inc.

HD Supply, Inc.

(770) 852-9000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

HD Supply Holdings, Inc. and HD Supply, Inc. (collectively with their direct and indirect wholly-owned subsidiaries, “HD Supply” or the “Company”) comprise one of the largest industrial distributors in North America. We believe we have leading positions in the two distinct market sectors in which we specialize: Maintenance, Repair & Operations; and Specialty Construction. We operate through approximately 270 branches and 44 distribution centers across the U.S. and Canada. We have approximately 11,000 associates delivering localized, customer-tailored products, services and expertise. We serve approximately 500,000 customers, which include contractors, government entities, maintenance professionals, home builders and industrial businesses. Our broad range of end-to-end product lines and services include approximately 600,000 stock-keeping units of quality, name-brand and proprietary-brand products as well as value-add services supporting the life-cycle of a project from construction to maintenance, repair and operations.

The Company does not directly manufacture products but “contracts to manufacture” based on its suppliers’ branded and generic products containing metallic forms of gold, tin, tungsten and tantalum (or “3TGs”).  The efforts described herein were undertaken on the exclusive and/or privately-branded products which we sourced directly or were otherwise specifically manufactured for the Company during calendar year 2017.

Certain HD Supply products contain materials or components that use metallic forms of tin, tantalum, tungsten and/or gold.  Generally speaking, the amount of information available globally on the traceability and sourcing of these ores is limited at this time.  The Company has taken steps to identify the applicable smelters and refiners of such 3TG metals in our supply chain; however, due to the depth of the supply chain, the Company is far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores.  The Company relies on its suppliers to provide information on the origin of any conflict minerals contained in components and materials supplied to us.

Reasonable Country of Origin Inquiry (RCOI)

Direct suppliers were asked to provide answers to the Supply Chain Questionnaire adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Minerals Common Reporting Template (CMRT) reflecting HD Supply’s position on the supply chain.  The CMRT was developed by several of the world’s leading consumer electronics companies and is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

The Company reviewed the questionnaires received for completeness and consistency of answers.  Suppliers were required to provide corrections and clarifications where needed.

As such, the Company believes the RCOI process followed was reasonably designed and performed in good faith.  However, there are inherent limitations in the information provided by third parties including but not limited to potential inaccuracies, incompleteness or falsified information despite the Company’s efforts to validate and confirm the information.

Determination

Since the Company received inconclusive data from our direct suppliers, the Company is unable to make a definitive determination about the sources of the 3TGs contained in the majority of its products subject to inquiry by Rule 13p1 for the period from January 1, 2017 to December 31, 2017 (the “Reporting Period”). However, with respect to a small minority of products subject to inquiry by Rule 13p1 for the Reporting Period, the Company did receive information from some direct suppliers that leads the Company to believe that there is reason to believe that 3TGs contained in those certain products may have originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”) or did not come from recycled or scrap sources.

Pursuant to the Public Statement issued by the SEC’s Division of Corporation Finance on April 7, 2017, we have only provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

A copy of the information contained in this Form SD is also publicly available on our website at http://ir.hdsupply.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

This Form SD contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases.  Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects,” and similar expressions.  The Company intends that such forward-looking statements be subject to the safe harbors created thereby.  All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved.  We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.  Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its annual report on Form 10-K for the fiscal year ended January 28, 2018, filed with the SEC on March 13, 2018, and our other forms filed with the SEC from time to time which can be found at the SEC’s website at www.sec.gov.  Any references to the Company’s website in this Form SD is for convenience only and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

None.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HD Supply Holdings, Inc.

By:	/s/ Dan S. McDevitt	Date: May 31, 2018
Name:	Dan S. McDevitt
Title:	General Counsel and Corporate Secretary

HD Supply, Inc.

By:	/s/ Dan S. McDevitt	Date: May 31, 2018
Name:	Dan S. McDevitt
Title:	General Counsel and Corporate Secretary